NATIONAL BANK HOLDINGS CORPORATION

5570 DTC Parkway

Greenwood Village, Colorado 80111

September 17, 2012

VIA EDGAR AND FACSIMILE

Ms. Kathryn McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	National Bank Holdings Corporation

Registration Statement on Form S-1

File No. 333-177971

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, National Bank Holdings Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-177971) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 3:00 p.m., New York City time, on September 19, 2012 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David E. Shapiro at (212) 403-1314 or Mark F. Veblen at (212) 403-1396 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

National Bank Holdings Corporation

By:	/s/ Mark W. Yonkman
Name:	Mark W. Yonkman
Title:	Executive Vice President, General Counsel and Secretary

cc:	Wachtell, Lipton, Rosen & Katz

David E. Shapiro

Mark F. Veblen

September 17, 2012

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Kathryn McHale

Re:	National Bank Holdings Corporation

Registration Statement on Form S-1 (SEC File No. 333-177971)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of National Bank Holdings Corporation that the effective date of the Registration Statement be accelerated to be declared effective at 3:00 p.m., Eastern Time, on September 19, 2012 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that, as representatives of the underwriters, we have distributed the following approximate number of copies of the preliminary prospectus dated September 10, 2012 through the date hereof:

No. of Copies
Institutions	2438
Prospective Underwriters, Dealers and Others	160
Total	2.598

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

Keefe, Bruyette & Woods, Inc.

By:	/s/ Scott Studwell
Name: Scott Studwell
Title: Managing Director

For themselves and as Representatives of the other Underwriters named in Schedule I to the Underwriting Agreement between National Bank Holdings Corporation and the Underwriters named therein